July 31, 2024

Chun Hong
Chief Executive Officer
NETLIST INC
111 Academy, Suite 100
Irvine, CA 92617

       Re: NETLIST INC
           Registration Statement on Form S-3
           Filed July 24, 2024
           File No. 333-280985
Dear Chun Hong:

     We have conducted a limited review of your registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3 filed July 24, 2024
General

1. Please revise your prospectus to identify Lincoln Park as a selling shareholder and include disclosure required under Item 507 of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 July 31, 2024
Page 2

       Please contact Eranga Dias at 202-551-8107 or Erin Purnell at 202-551-3454 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing